IGIA, INC.
16 East 40th Street, 12th Floor
New York, New York 10016

January 12, 2007

VIA EDGAR

United States Securities
and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ellie Quarles, Special Counsel

Re:	IGIA, Inc.
Registration Statement on Form SB-2
File No. 333-137832

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), IGIA, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 2:00 p.m., Eastern Time, on Friday January 12, 2007, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IGIA, INC.
By:	/s/ Kurt Streams
Name: Kurt Streams
Title: Chief Financial Officer